Form 10-K, Exhibit 13
period 1993-12-31
CAROLINA FREIGHT CORP
filed 1994-03-30
CIK 706166

                                                    CAROLINA FREIGHT CORPORATION

 END-YEAR SUMMARY


(Dollar amounts in thousands, except per share data)             1993           1992          1991
Revenue and Earnings:
  Operating revenue                                        $  845,350     $  801,138    $  769,150
  Pre-tax earnings (loss)                                      (5,329)        (9,900)        2,535
  Net earnings                                                 (4,162)         3,648         1,575
- --------------------------------------------------------------------------------------------------
Per Share of Common Stock:
  Earnings                                                 $     (.65)    $      .54    $      .23
  Dividends                                                      0.20            .50           .60
  Market value at year-end                                      12.75          14.63         20.00
  Common book value at year-end                                 18.20          19.04         19.00
- --------------------------------------------------------------------------------------------------
Financial Position:
  Working capital (Note 2)                                 $  (12,448)    $    1,091    $   10,508
  Current ratio (Note 2)                                     .89 to 1      1.01 to 1     1.11 to 1
  Net plant and equipment                                  $  246,428     $  262,937      $266,793
  Total assets                                                363,938        389,254       378,896
  Common stockholders' equity                                 119,401        124,964       124,679
  Total stockholders' equity                                  121,612        127,175       126,890
  Long-term debt, excluding debentures                         21,182         45,838        46,711
  Convertible subordinated debentures                          49,994         49,994        50,000
  Number of common stockholders                                 3,642          2,565         2,384
- --------------------------------------------------------------------------------------------------
Capital Expenditures, Net of Disposals:
  Revenue and service equipment                            $   11,548     $   19,665    $   27,714
  Land and structures                                          (3,097)        10,152         7,106
  Other                                                         7,354          4,192         3,589
- --------------------------------------------------------------------------------------------------
      Total                                                $   15,805     $   34,009    $   38,409
- --------------------------------------------------------------------------------------------------
Operations:
  Tons transported (thousands)                                  3,758          3,424         3,298
  Intercity miles traveled (thousands)                        270,436        250,568       239,785
  Shipments handled (thousands)                                 5,350          5,133         5,243
  Equipment owned and operated at year-end:
    Tractors                                                    4,179          4,070         4,042
    Trailers                                                   13,639         13,034        12,220
    Trucks                                                        164            163           181
      Total                                                    17,982         17,267        16,443
  Employees at year-end                                        11,174         10,516        10,821
- --------------------------------------------------------------------------------------------------

(Note 1) Data for 1987 and 1986 have been restated to reflect the adoption of ASB 94, Consolidation of All Majority-Owned Subsidiaries.
(Note 2) Working capital for 1989, 1988, and 1987 has been restated for the Reclassification of claims payable in excess of one year to long-term Liabilities in the amounts of $12,645,000, $8,262,000, and $6,828,000,
          Respectively.


                                    . . . .
                                       18

                                                    CAROLINA FREIGHT CORPORATION

     1990           1989           1988            1987          1986           1985          1984

$  738,876    $  670,363    $   650,236      $  594,261    $  595,317    $   523,369    $  468,787
     3,465         1,835         15,190          14,059        29,556         25,911        21,491
     2,379         1,165          9,953           8,621        16,644         14,448        12,097
- --------------------------------------------------------------------------------------------------

$      .35    $      .16    $      1.50      $     1.30    $     2.53    $      2.26    $     2.16
       .60           .60            .54             .50           .44            .40           .36
     13.00         18.75          24.63           20.75         35.00          28.75         22.25
     19.37         19.66          20.11           19.15         18.30          16.12         12.70
- --------------------------------------------------------------------------------------------------

$   10,714    $    3,348    $    28,413      $   36,550    $   32,825    $    15,435    $    6,295
 1.12 to 1     1.04 to 1      1.33 to 1       1.44 to 1     1.36 to 1      1.21 to 1     1.10 to 1
$  258,595    $  250,532    $   229,055      $  204,320    $  190,481    $   154,630    $  123,079
   366,320       347,347        347,374         329,440       320,138        249,809       201,144
   127,091       128,668        131,464         124,987       118,347        103,412        69,809
   129,302       130,879        133,675         127,198       120,558        105,623        72,020
    38,952        26,657         35,054          32,173        33,433         50,479        48,856
    50,000        50,000         50,000          50,000        50,000              -             -
     2,333         2,378          2,460           2,359         2,350          2,600         2,557
- --------------------------------------------------------------------------------------------------

$   26,194    $   23,289    $    34,186      $   21,216    $   42,510    $    30,385    $   24,747
    13,101        29,224         14,081          15,435        12,890         12,424        11,786
     6,387         3,446         10,802           5,935         5,189          9,638         3,191
- --------------------------------------------------------------------------------------------------
$   45,682    $   55,959    $    59,069      $   42,586    $   60,589    $    52,447    $   39,724
- --------------------------------------------------------------------------------------------------

     3,235         3,224          3,139           3,286         3,553          3,252         3,004
   234,688       214,820        205,645         186,226       189,471        161,022       146,012
     5,254         5,058          5,115           5,107         4,841          4,267         3,803

     4,030         3,867          3,855           3,597         3,426          3,052         2,807
    11,392        10,899         10,563           9,519         9,027          7,275         6,421
       202           223            258             308           329            395           401
    15,624        14,989         14,676          13,424        12,782         10,722         9,629
    10,533        10,248          9,935          10,203         9,525          8,219         7,765
- --------------------------------------------------------------------------------------------------


                                    . . . .

                                                    CAROLINA FREIGHT CORPORATION

MANAGEMENT'S REVIEW


OPERATING REVENUE


(GRAPH)


CORPORATE TONS HANDLED


(GRAPH)


CARDINAL REVENUE


(GRAPH)



RESULTS OF OPERATIONS
- -------------------------------------------------------------------------------
OVERVIEW
Carolina Freight Corporation's results for 1993 reflect many changes within the transportation industry and the Company. The Company's revenue increased 5.5% to $845,350,000 for 1993. Operating income improved from a loss of $615,000 in 1992 to operating income of $5,038,000 in 1993. The operating loss in 1992 was adversely affected by $4,408,000 of certain nonrecurring charges. Earnings per share were a loss of $.65 in 1993 compared with income of $.54 in 1992. The
1992 results were positively impacted by changes in accounting principles relating to income taxes, post-retirement benefits, and revenue recognition.
     During the third quarter of 1993 the Company incurred an additional tax pro-vision of $580,000 relating to a restatement of the Company's deferred tax liability under the provisions of Financial Accounting Standards Board (FASB) Statement No. 109. This additional tax provision represents restating the Company's deferred tax liability to the new 35% top marginal tax rate for corporations. In the fourth quarter of 1993 the Company completed the conversion of its $35 million revolving sale of receivables facility and $25 million of its bank credit lines to a new $60 million receivables securitization facility. The costs associated with this conversion were $750,000, which were expensed in total in the fourth quarter results.
     As mentioned above, the 1992 results were impacted by the adoption of FASB 109, FASB 106, and a new revenue recognition policy retroactive to January 1, 1992. The net effect of these provisions increased 1992 net income by $9,836,000. Exclusive of these changes the Company incurred a net loss in 1992 of $6,188,000, or $.96 per share.

LESS-THAN-TRUCKLOAD OPERATIONS
Carolina Freight Carriers Corporation and Red Arrow Freight Lines, on a combined basis, achieved revenue of $658,266,000 in 1993, an increase of 3.4% over 1992 revenue of $636,384,000. Revenue in 1992 exceeded 1991 revenue by 2.0%. G.I. Trucking realized a 10.3% increase in revenue for 1993 compared with a revenue increase of 6.5% in 1992.
     Shipments weighing less than 10,000 pounds are classified as less-than-truckload (LTL) shipments. All larger shipments are classified as truckload (TL). The table below shows tons transported and revenue per ton for years 1991 through 1993 for the Corporation's LTL operations. Amounts have been restated for prior years to eliminate the double counting of shipments and tons for interline movements between subsidiaries.

LTL OPERATING STATISTICS

                              1993                  1992                  1991
                           LTL        TL         LTL        TL         LTL          TL
- --------------------------------------------------------------------------------------
Tons (Thousands)         2,396       592       2,286         559     2,228         544
Revenue per Ton        $296.40   $117.36     $297.73   $  117.71   $297.25   $  119.30
Revenue per Shipment   $135.97   $995.43     $135.42   $1,014.52   $128.75   $1,037.42
- --------------------------------------------------------------------------------------

                                                    CAROLINA FREIGHT CORPORATION


TOTAL ASSETS


(Graph)


CORPORATE SHIPMENTS HANDLED


(Graph)


CARDINAL OPERATING INCOME


(Graph)


     Despite a 4.6% general rate increase on January 1, 1993 and additional price improvement efforts beginning in August 1993, LTL freight rates were .4% lower than rates in 1992. Management believes that the enhancement of freight rates must be accomplished to return the industry and the Corporation to levels of profitability experienced in prior years. A general rate increase of approximately 4.7% was instituted by the LTL companies on January 3, 1994.
     Net earnings of the LTL companies are shown in the following table:

NET EARNINGS (THOUSANDS)

                                   1993                   1992                  1991
                     Net Earnings (Loss)    Net Earnings (Loss)         Net Earnings
- ------------------------------------------------------------------------------------
Carolina                        $(7,513)               $  (668)                 $262
G.I.                                 28                  1,423                   127
- ------------------------------------------------------------------------------------

The earnings in the LTL operations were negatively impacted by higher pay rates, increased employee benefit costs, increased purchased transportation costs, and higher claims costs.
     In order to improve profitability, Carolina Freight Carriers and Red Arrow Freight Lines have instituted several initiatives for 1994 including: (1) implementation of a new origin terminal load plan during the first quarter of 1994, which will reduce freight handling costs, (2) installation during 1994 at major breakbulk facilities of a new computerized dock/yard control system, which will substantially improve the efficiency and real-time tracing capability, (3) conversion of its linehaul tractor fleet from a seven-year trade cycle to a four-year trade cycle, which will allow the Company to reduce maintenance costs and to improve fuel efficiency, and (4) a restructuring of its intermodal linkage between Carolina Freight Carriers and G.I. Trucking. This restructuring will significantly decrease rail cost, while reducing the number of company-owned trailers required to transport the freight.
     Carolina Freight Carriers is a signatory to the National Master Freight Agreement with the International Brotherhood of Teamsters. The current agreement expires April 1, 1994. Negotiations are in progress for a new contract.

CARDINAL FREIGHT CARRIERS, INC.
Cardinal, operating exclusively as a truckload carrier, had 1993 revenue of $40,403,000, a 33.8% increase over 1992. Revenue for 1992 exceeded 1991 revenue by 8.8%. Net earnings for 1993 were $2,224,000 compared to $1,479,000 in 1992 and $284,000 in 1991.
     Cardinal's 1993 results were positively impacted by improved yields, higher equipment utilization, lower maintenance costs, and a significant increase in fleet size. Tonnage was up 33.2% for 1993 along with a 29.7% increase in vehicle miles.
     It is anticipated that Cardinal's revenue growth and improved margins will continue into 1994 given the limited capacity in the regional truckload marketplace and the company's planned equipment additions. In order to better serve its customers, Cardinal has created a new division to serve the flatbed trailer market, in addition to the existing dry van division.



                                    . . . .

MANAGEMENT'S REVIEW

                                                    CAROLINA FREIGHT CORPORATION



COMPLETE LOGISTICS REVENUE


(GRAPH)


DEBT TO EQUITY


(GRAPH)


COMMON BOOK VALUE PER SHARE AT YEAR-END


(GRAPH)


THE COMPLETE LOGISTICS COMPANY
CLC, a full-service equipment and driver leasing company, generated 1993 revenue of $16,456,000, an increase of 8.3% over 1992 revenue. Net earnings were $945,000 in 1993 compared with $391,000 in 1992 and $555,000 in 1991.
     The Complete Logistics Company experienced an improvement in margins during 1993 due to reduced employee compensation costs and vehicle liability claims. Productivity and accident-prevention programs introduced in 1993 reduced these costs. Cost control was also aided by the installation of a separate data processing system for CLC and its regional offices.
     In 1994, CLC plans to open at least six new regional offices. It is anticipated that expansion of service territory will increase revenue while expanding the market presence of the company to the Midwest, Southwest, and Southeast.

GENERAL INFORMATION
The fiscal year of the Corporation consists of three 12-week quarters and a final 16-week quarter. The income tax provision rate for 1993 was 21.9% compared to 37.5% for 1992 and 37.9% for 1991. The Income Taxes footnote to the Financial Statements contains an analysis of the income tax provision and a discussion of FASB 109 on accounting for income taxes.
     For a discussion of FASB 106 and FASB112 regarding post-retirement benefits other than pensions and post-employment benefits, refer to the Employee Retirement Plans footnote to the Financial Statements.
     For discussion of the effect of changing the Corporation's policy for revenue recognition in 1992, as required by the FASB Emerging Issues Task Force, refer to the Summary of Significant Accounting Policies footnote to the Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES
- -------------------------------------------------------------------------------

The Corporation is in sound financial condition. Net working capital at December 31, 1993 was a negative $12.4 million; cash was $6.5 million. Net working capital was $1.1 million at December 31, 1992; cash was $6.8 million. At December 31, 1991 net working capital was $10.5 million; cash was $5.6 million.
     Capital expenditures during 1993, net of dispositions, amounted to $15.8 million. Expenditures for revenue and service equipment totaled $17.3 million; expen-ditures for acquisition, construction, and renovation of land and buildings amounted to $4.7 million; and $7.3 million was expended for office, shop, and terminal equipment. These expenditures were financed through internally generated funds. The proceeds from dispositions totaled $13.5 million, which included the sale of termi- nal facilities in Atlanta, Cincinnati, Austin, Houston, and San Antonio. Planned net capital expenditures for 1994 are $16.2 million. It is anticipated that approximately $9.6 million will be expended for revenue and service equipment; $2.7 million on terminal construction and renovation; and $3.9 million for office, computer, and terminal equipment.

                                    . . . .

                                                    CAROLINA FREIGHT CORPORATION

COMPLETE LOGISTICS OPERATING INCOME


(Graph)


GROSS CAPITAL EXPENDITURES


(Graph)


EMPLOYEES AT YEAR-END


(Graph)


     Management anticipates that 1994 capital expenditures and other working capital requirements will be financed through internally generated funds and borrowings under the revolving credit agreement. Management does not anticipate that the maximum borrowing level under the revolving credit agreement will be exceeded in 1994.
     In December 1993 the Corporation entered into an agreement to sell, on a revolving basis, a $60 million ownership interest in a designated pool of its customer receivables. The pool of receivables eligible for sale is held by a trust in which the Corporation retains the residual ownership interest. The agreement for this revolving sale of receivables expires in December 2000.
     As of December 31, 1993, there were no outstanding borrowings under the terms of the Corporation's $25 million revolving credit agreement; $18.0 million was outstanding as of December 31, 1992; and $18.5 million as of December 31, 1991.
     The long-term debt-to-equity ratio of the Corporation at December 31, 1993 was 58.5% compared with 75.4% at December 31, 1992 and 76.2% at December 31, 1991.
     On March 17, 1994, Carolina Freight Carriers and Red Arrow Freight Lines entered into a new $45,000,000 revolving credit and letter of credit agreement with a group of banks. Under this agreement, which currently provides approximately $18,000,000 of revolving line of credit availability, $27,000,000 of letters of credit and expires on June 30,1996, substantially all of their revenue and service equipment, $45.8 million of their land and structures, and the Corporation's customer receivables held by trust are pledged as collateral. This agreement and other existing agreements contain restrictions regarding the maintenance of specified debt-to-equity, tangible net worth, and cash flow ratios. See "Notes to Consolidated Financial Statements - Long-Term Debt and Subsequent Event." These debt obligations are primarily those of Carolina Freight Carriers and Red Arrow, and the restrictions have not affected, and are not expected to affect, the ability of the Corporation to meet its consolidated obligations.
     The Corporation began a 10-year program in 1989 to upgrade its underground storage tanks. Of the approximately 400 tanks maintained by the operating subsid-iaries, all will be either retrofitted with protective devices, replaced, or eliminated. In 1993, the fifth year of the 10-year plan, the Corporation experienced varying amounts of contamination at most of the underground tank locations where work was performed. The contamination resulted from overfilling of tanks, spills, or leaks in either the tanks or connected pipes. The amounts of contamination encountered are considered to be at levels that normally would be expected considering the age of those tanks. Management expects this trend to continue during the balance of the 10-year period but to a lesser extent in future years due to stricter controls on fuel handling implemented during 1989.
     Carolina Freight Carriers has also been named as a potentially responsible party at a number of former waste disposal sites. In these instances the Company's involvement is limited and relatively minor. The liability for involvement, if any, is joint and several and may not be settled for a number of years.


                                    . . . .

CAROLINA FREIGHT CORPORATION   CONSOLIDATED BALANCE SHEETS


                                                                  December 31, 1993 and 1992
                                                                    (Dollars in thousands)

                                                                             1993       1992
Assets
Current Assets:
  Cash                                                                   $  6,502   $  6,826
  Temporary investments restricted under letter of
    credit arrangments (at cost, which approximates market)                10,169     10,870
  Customer and interline receivables, net                                  10,091     51,433
  Customer receivables held by trust, net                                  35,787          -
  Other receivables, net                                                    6,985      9,504
  Reinsurance balances receivable                                          13,815     14,509
  Prepayments -
    Tires on equipment in use                                              13,632     13,678
    Other                                                                   5,755      6,011
  Inventories of operating supplies                                         2,869      2,841
- --------------------------------------------------------------------------------------------
    Total current assets                                                  105,605    115,672
- --------------------------------------------------------------------------------------------



Plant and Equipment, at cost:
  Revenue and service equipment                                           267,112    277,925
  Land and structures                                                     179,220    182,626
  Other equipment                                                          57,356     57,245
  Leasehold improvements                                                    1,512      1,347
- --------------------------------------------------------------------------------------------
                                                                          505,200    519,143
  Less - Accumulated depreciation and amortization                       (258,772)  (256,206)
- --------------------------------------------------------------------------------------------
    Net plant and equipment                                               246,428    262,937
- --------------------------------------------------------------------------------------------



Other Assets                                                               11,905     10,645
- --------------------------------------------------------------------------------------------
                                                                         $363,938   $389,254
============================================================================================

The notes to consolidated financial statements are an integral part of these balance sheets.


                                    . . . .

                                                   CAROLINA FREIGHT CORPORATION



                                                                  December 31, 1993 and 1992
                                                                       (Dollars in thousands,
                                                                           except share data)

                                                                             1993       1992
Liabilities and Stockholders' Equity
Current Liabilities:
  Accounts payable                                                       $ 33,266   $ 32,357
  Accrued wages, salaries and vacation pay                                 34,191     30,584
  Claims and insurance accruals                                            33,084     33,383
  Income taxes
    Current                                                                   522         84
    Deferred                                                                    -      2,077
  Other payables and accrued expenses                                      11,496     11,571
  Current maturities of long-term debt                                      5,494      4,525
- --------------------------------------------------------------------------------------------
    Total current liabilities                                             118,053    114,581
- --------------------------------------------------------------------------------------------
Long-Term Debt:
  6.25% Convertible Subordinated Debentures, Due 2011                      49,994     49,994
  Other long-term debt                                                     21,182     45,838
- --------------------------------------------------------------------------------------------
    Total long-term debt                                                   71,176     95,832
- --------------------------------------------------------------------------------------------
Reserves and Deferred Credits:
  Income taxes                                                             15,168     15,870
  Other deferred liabilities                                                8,211      8,877
  Insurance claims                                                         29,718     26,919
- --------------------------------------------------------------------------------------------
    Total reserves and deferred credits                                    53,097     51,666
- --------------------------------------------------------------------------------------------
Leases, Commitments and Contingencies
Stockholders' Equity:
  Preferred stock, $100 par value, 4% cumulative, authorized
    25,000 shares, outstanding 22,112 shares                                2,211      2,211
  Common stock, $.50 par value, authorized 20,000,000
    shares, outstanding 6,561,672 shares in 1993 and 1992                   3,281      3,281
  Paid-in capital                                                          44,349     44,349
  Retained earnings                                                        71,771     77,334
- --------------------------------------------------------------------------------------------
    Total stockholders' equity                                            121,612    127,175
- --------------------------------------------------------------------------------------------
                                                                         $363,938   $389,254
============================================================================================

The notes to consolidated financial statements are an integral part of these balance sheets.


                                    . . . .

CAROLINA FREIGHT CORPORATION   CONSOLIDATED STATEMENTS
                                     OF EARNINGS


                                                                          For the years ended
                                                            December 31, 1993, 1992, and 1991
                                                    (Dollars in thousands, except share data)

                                                                 1993        1992       1991
Operating Revenue                                            $845,350    $801,138   $769,150
- --------------------------------------------------------------------------------------------
Operating Expenses:
  Employee compensation-
    Linehaul                                                  149,514     139,474    131,614
    Pickup and delivery                                       141,033     134,257    131,268
    Platform and terminal                                     181,192     169,370    161,768
    Other                                                      66,388      62,894     62,100
- --------------------------------------------------------------------------------------------
      Total employee compensation                             538,127     505,995    486,750
  Fuel and fuel taxes                                          43,364      41,035     41,794
  Tires, repair parts and other operating expenses             39,523      35,524     34,500
  Operating taxes and licenses                                 12,352      11,962     10,661
  Insurance premiums and claims                                24,386      26,413     20,044
  Communications and utilities                                 11,185      11,545     10,934
  Depreciation and amortization, net of gain
    (loss) on disposition of operating assets
    {1993-$3,222; 1992-($886); 1991-($544)}                    31,887      40,670     39,070
  Purchased transportation                                    100,717      88,233     76,051
  Equipment and building rents                                  5,041       5,063      6,057
  General supplies and expenses                                33,730      30,905     30,592
  Nonrecurring charges                                              -       4,408          -
- --------------------------------------------------------------------------------------------
      Total operating expenses                                840,312     801,753    756,453
- --------------------------------------------------------------------------------------------
Earnings (Loss) From Operations                                 5,038        (615)    12,697
- --------------------------------------------------------------------------------------------
Other Income and (Expenses):
  Interest expense                                             (6,553)     (6,565)    (6,975)
  Interest income                                                 415         509        836
  Other expense, net                                           (4,229)     (3,229)    (4,023)
- --------------------------------------------------------------------------------------------
                                                              (10,367)     (9,285)   (10,162)
- --------------------------------------------------------------------------------------------
Earnings (Loss) Before Income Taxes                            (5,329)     (9,900)     2,535
Income Tax Provision (Benefit)                                 (1,167)     (3,712)       960
- --------------------------------------------------------------------------------------------
Net earnings (loss) before cumulative effect
  of changes in accounting principles                          (4,162)     (6,188)     1,575
Cumulative effect of changes in accounting principles               -       9,836          -
- --------------------------------------------------------------------------------------------
Net Earnings (Loss)                                         ($  4,162)   $   3,648  $  1,575
============================================================================================
Net earnings (loss) per share before cumulative
  effect of changes in accounting principles                ($    .65)  ($     .96)      .23
Cumulative effect of changes in accounting principles               -         1.50         -
- --------------------------------------------------------------------------------------------
Net Earnings (Loss) Per Share                              ($     .65)   $     .54  $    .23
============================================================================================

The notes to consolidated financial statements are an integral part of these statements.


                                    . . . .

CONSOLIDATED STATEMENTS                             CAROLINA FREIGHT CORPORATION
    OF CASH FLOWS

                                                                          For the years ended
                                                            December 31, 1993, 1992, and 1991
                                                                       (Dollars in thousands)

                                                                 1993        1992       1991
Cash Flows From Operating Activities:
  Net earnings (loss) for the year                          $  (4,162)  $   3,648  $   1,575
  Noncash items included in earnings (loss):
    Depreciation and amortization                              35,109      39,784     38,526
    Deferred income taxes                                      (3,612)     (3,439)    (1,915)
    Cumulative effect of accounting principle
      change on deferred tax accounts                               -     (12,203)         -
  Net proceeds from sales of receivables                       25,000           -          -
  Increase in customer and interline receivables              (14,445)     (5,055)    (3,001)
  Increase in accounts payable                                    909       7,344        259
  Increase in claims payable and insurance accruals             2,500      11,331      6,558
  Net increase (decrease) in other
    working capital items                                       2,457        (253)    (5,076)
  Other, net                                                   (3,888)       (339)     2,599
- --------------------------------------------------------------------------------------------
       Net cash provided by operating activities               39,868      40,818     39,525
- --------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
  Acquisition of plant and equipment:
    Revenue and service equipment                             (17,283)    (22,235)   (29,789)
    Land and structures                                        (4,665)    (10,152)    (7,626)
    Other equipment and leasehold improvements                 (7,354)     (4,192)    (3,589)
  Proceeds from disposal of plant and equipment                13,497       2,570      2,595
- --------------------------------------------------------------------------------------------
      Net cash used for investing activities                  (15,805)    (34,009)   (38,409)
- --------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
  Proceeds from issuance of long-term debt                        578       1,567        215
  Repayment of long-term debt                                  (6,265)     (3,258)    (3,005)
  Net proceeds from (repayments of)
    revolving credit agreements                               (18,000)       (500)     3,500
  Common stock issued                                               -           6         37
  Dividends on common and preferred stock                      (1,401)     (3,369)    (4,024)
- --------------------------------------------------------------------------------------------
      Net cash used for financing activities                  (25,088)     (5,554)    (3,277)
- --------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and
  Temporary Investments                                        (1,025)      1,255     (2,161)
Cash and Temporary Investments at
  Beginning of Year                                            17,696      16,441     18,602
- --------------------------------------------------------------------------------------------
Cash and Temporary Investments at End of Year               $  16,671   $  17,696  $  16,441
============================================================================================
Supplemental Disclosure of Cash Flows Information
  Cash paid during the year for:
    Interest                                                $   6,563   $   6,511  $   7,029
    Income taxes                                                  682         831      5,612
Supplemental Disclosure of Noncash Investing Activities:
Capital lease obligations of $3,196,000 and $9,055,000
  were incurred in 1992 and 1991, respectively, when the
  Company entered into leases for new computer equipment.
============================================================================================

The notes to consolidated financial statements are an integral part of these statements.

                                    . . . .

CAROLINA FREIGHT CORPORATION  CONSOLIDATED  STATEMENTS
                               OF STOCKHOLDERS' EQUITY


                                                                                              For the years ended
                                                                                December 31, 1993, 1992, and 1991
                                                                        (Dollars in thousands, except share data)


                                                       PREFERRED          COMMON           PAID-IN        RETAINED
                                                         STOCK             STOCK           CAPITAL        EARNINGS
Balances at December 31, 1990                             $2,211          $3,280           $44,307         $79,504
  Net earnings for the year                                    -               -                 -           1,575
  Dividends declared:
     Preferred stock - $4.00 per share                         -               -                 -             (88)
     Common stock - $.60 per share                             -               -                 -          (3,936)
  Stock options exercised (1,500 shares)                       -               1                36               -
- ------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1991                              2,211           3,281            44,343          77,055
  Net earnings for the year                                    -               -                 -           3,648
  Dividends declared:
     Preferred stock - $4.00 per share                         -               -                 -             (88)
     Common stock - $.50 per share                             -               -                 -          (3,281)
  Debentures converted (126 shares)                            -               -                 6               -
- ------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1992                              2,211           3,281            44,349          77,334
  Net loss for the year                                        -               -                 -          (4,162)
  Dividends declared:
     Preferred stock - $4.00 per share                         -               -                 -             (88)
     Common stock - $.20 per share                             -               -                 -          (1,313)
- ------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1993                             $2,211          $3,281           $44,349         $71,771
==================================================================================================================

The Notes to consolidated financial statements are an integral part of these statements.



                                    . . . .

NOTES TO CONSOLIDATED                            CAROLINA FREIGHT CORPORATION
  FINANCIAL STATEMENTS
                                                          For the years ended
                                            December 31, 1993, 1992, and 1991

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
- --------------------------------------------------------------------------------

PRINCIPLES OF CONSOLIDATION:
The accompanying consolidated financial statements include the accounts of Carolina Freight Corporation (the Corporation) and its wholly owned subsidiaries, Carolina Freight Carriers Corporation (CFCC), Red Arrow Freight Lines, Inc. (Red Arrow), G.I. Trucking Company (GITC), Cardinal Freight Carriers, Inc., Carrier Computer Services, Inc., The Complete Logistics Company, Innovative Logistics Incorporated, Carolina Freight Funding Corporation, Motor Carrier Insurance, Ltd. (MCI), Carolina Freight Canada, Ltd., Carolina Freight de Mexico, S.A. de C.V. and Carolina Breakdown Service, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

SECURITIZATION OF RECEIVABLES:
In December 1993, the Corporation entered into an agreement to sell, on a revolving basis, a $60 million ownership interest in a designated pool of its customer receivables. The pool of receivables eligible for sale is held by a trust in which the Corporation retains the residual ownership interest. As of December 31, 1993, customer and interline receivables are shown net of $95,786,000 of receivables transferred to the trust. The Corporation's interest in the pool of receivables held by the trust is included in customer receivables held by trust, net, on the accompanying 1993 balance sheet.
     The agreement for this revolving sale of receivables expires in December 2000. Investment banking, legal and other costs associated with executing this transaction of $750,000 are included in other expense, net, on the accompanying 1993 statements of earnings.
     Prior to December 1993, the Corporation had entered into an agreement to sell, on a revolving basis, an undivided ownership interest in a designated pool of its customer and interline receivables. The agreement allowed for the sale of such receivables up to a maximum of $40.3 million plus unpaid financing charges. The purchaser had limited recourse such that 15% of the purchase price could be held back and not paid unless the related receivables were collected. As of December 31, 1992, customer and interline receivables were shown net of $40,355,000, which represent the receivables sold. As a result of this sale, the Corporation had received a total of $35,000,000 and was owed $5,355,000 as of December 31, 1992 by the purchaser under the holdback provision of the agreement. This amount is included in other receivables on the accompanying balance sheets.
     The Corporation maintains an allowance for doubtful accounts ($5,182,000 in 1993 and $4,982,000 in 1992) based upon the expected collectibility of all customer and interline receivables, including receivables sold.
     The ongoing costs of these programs of $1,494,000 in 1993 and $1,706,000 in 1992 are included in other expense, net, on the accompanying statements of earnings.

REINSURANCE RECEIVABLES:
     Reinsurance receivables represent amounts due to MCI, the Corporation's wholly owned captive insurance subsidiary, from United Insurance Company (United) for reinsurance premiums and amounts advanced to United for payment of insurance claims.

PLANT AND EQUIPMENT:
     The cost of revenue equipment does not include the cost of tires, which is carried as a prepaid expense and amortized over the estimated tire lives. Depreciation of plant and equipment is computed on the straight-line basis for financial statement purposes over the following estimated useful lives: revenue and service equipment (three to 10 years, 5-15% salvage); structures (15 to 50 years); other equipment (three to 10 years, 0-10% salvage); and leasehold improvements (lease term).

MAINTENANCE AND REPAIRS:
     Expenditures for normal maintenance and repairs are expensed, whereas those for renewals or betterments that affect the nature of an asset or increase its useful life are capitalized. Upon the retirement of fixed assets, the related accumulated depreciation is removed from the accounts and any gain or loss is reflected in the Corporation's statement of earnings with the exception of gains on trade-ins, which are included in the bases of the new assets.


                                    . . . .

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS


CLAIMS AND INSURANCE ACCRUALS:
     Claims and insurance accruals reflect the Corporation's estimated cost of uninsured claims incurred but not paid prior to year-end for cargo loss and damage, bodily injury and property damage, workers' compensation, noncontractual employees' medical expenses, and revenue adjustments. The present value of such claims is accrued using a discount rate of 7%. The total undiscounted liability (both current and long-term) was $73,474,000 as of December 31, 1993, and $71,526,000 as of December 31, 1992.

ENVIRONMENTAL ACCRUALS:
     Costs incurred to remediate environmental contamination, caused primarily by defective underground storage tanks, are recorded when it is probable that a liability has been incurred and the related amount can be reasonably estimated. Claims for potential recoveries from third parties are recognized as receivables when collection of the recoverable amounts is probable.

INCOME TAXES:
     Effective January 1, 1992, the Corporation adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which requires a change from the deferred method to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates to differences between financial statement carrying amounts and tax bases of existing assets and liabilities. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recorded an additional $580,000 of deferred tax expense in 1993 to reflect the corporate tax rate increase to 35%. Prior to January 1, 1992, the Corporation used the deferred method for accounting for income taxes. Under the deferred method, the provision for deferred income taxes represented the tax effect of differences in the timing of income and expense recognition for tax and financial reporting purposes; deferred taxes were recognized using the tax rate applicable in the year of the calculation and were not adjusted for subsequent changes in tax rates.

POST-RETIREMENT BENEFITS OTHER THAN PENSIONS:
     Effective January 1, 1992, the Corporation adopted SFAS No. 106, "Employers' Accounting for Post-Retirement Benefits Other than Pensions." Under SFAS No. 106, the Corporation is required to accrue the estimated cost of post-retirement benefits other than pensions during its employees' active service periods. Prior to January 1, 1992, the Corporation expensed the cost of these benefits as claims were paid.

RECOGNITION OF REVENUE:
     Effective January 1, 1992, the Corporation changed its revenue recognition policy to recognize revenue on apercentage-of-completion basis. The change resulted from a review by the Emerging Issues Task Force of the FASB of the various methods used by transportation companies to recognize revenue and expense. Prior to 1992 the Corporation recognized freight charges as revenue when freight was received for shipment.

EARNINGS PER SHARE:
     Earnings per share have been computed based on the weighted average number of common shares outstanding, which was 6,561,672 in 1993, 6,561,634 in 1992, and 6,560,788 in 1991.

STATEMENTS OF CASH FLOWS:
     The Corporation considers all highly liquid investments with a maturity of three months or less when purchased to be temporary investments, including temporary investments restricted under letter of credit arrangements associated with MCI.

                                    . . . .

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES:
- -------------------------------------------------------------------------------

As discussed in the Accounting Policies footnote, the Corporation changed its methods of accounting for income taxes, post-retirement benefits other than pensions, and revenue recognition as of January 1, 1992. The cumulative effect on 1992 net earnings of each of these changes is discussed in the following footnotes and is summarized as follows:

Change in accounting for deferred tax liabilities                                                    $12,203
Liability for post-retirement benefits,
 net of related income taxes                                                                            (570)
Change in method of revenue recognition,
 net of related income taxes                                                                          (1,797)
- ------------------------------------------------------------------------------------------------------------
                                                                                                     $ 9,836
============================================================================================================

INCOME TAXES:
- -------------------------------------------------------------------------------

As discussed in the Summary of Significant Accounting Policies, the Corporation adopted SFAS No. 109, "Accounting for Income Taxes," effective January 1, 1992.
The cumulative effect on prior years of this change in accounting principle increased 1992 net earnings by $12,203,000 or $1.86 per share, and is reported as part of the cumulative effect of changes in accounting principles in the accompanying 1992 consolidated statements of earnings.
    The provision for income taxes consists of the following (in thousands):

                                                                           1993           1992          1991
- ------------------------------------------------------------------------------------------------------------
Current provision (benefit) -
 Federal                                                                $ 1,856       $   (276)      $ 2,175
 State                                                                      589              3           700
- ------------------------------------------------------------------------------------------------------------
                                                                          2,445           (273)        2,875
- ------------------------------------------------------------------------------------------------------------
Deferred taxes arising from -
 Accelerated depreciation and other book/tax
   differences for plant and equipment                                   (1,542)           616          (313)
 Prepaid tires expensed for tax purposes                                    (18)          (137)          562
 Reserves not currently deductible                                       (3,493)        (1,905)         (151)
 Revenue not currently taxable                                              531            413          (463)
 Effect of alternative minimum tax                                          839         (1,668)         (464)
 Effect of increase in tax rate                                             580             -              -
 Other, net                                                                (509)          (496)         (459)
- ------------------------------------------------------------------------------------------------------------
                                                                         (3,612)        (3,177)       (1,288)
- ------------------------------------------------------------------------------------------------------------
Investment tax credit -
 Amortization                                                                 -           (262)         (627)
- ------------------------------------------------------------------------------------------------------------
Total provision (benefit)                                               $(1,167)       $(3,712)       $  960
============================================================================================================


    The total provision for income taxes varies from the statutory corporate tax rate for the following reasons:

                                                                           1993          1992           1991
- ------------------------------------------------------------------------------------------------------------
Statutory federal tax rate                                                (35.0%)       (34.0%)         34.0%
Increase (reduction) in taxes resulting from -
 Effect of increase in tax rate to 35% on deferred tax liabilities         10.9             -              -
 Amortization of investment tax credit, net of
   tax basis reduction impact                                                 -          (2.6)         (21.5)
 Nondeductible business expenses                                            6.4           1.9            9.2
 Nontaxable life insurance (proceeds) costs, net                           (2.9)         (1.7)           8.0
 State income taxes, net of federal tax benefit                            (3.4)         (3.9)           7.5
 State NOL carryforward                                                       -             -           (2.6)
 Other items, net                                                           2.1           2.8            3.3
- ------------------------------------------------------------------------------------------------------------
Actual tax rate                                                           (21.9%)       (37.5%)         37.9%
============================================================================================================

                                    . . . .

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

     The tax effect of temporary differences giving rise to the Company's consolidated deferred tax liability at December 31, 1993 and December 31, 1992 are as follows:

                                                                                  December 31,   December 31,
                                                                                         1993           1992
- ------------------------------------------------------------------------------------------------------------
Deferred tax assets -
 Claims and insurance reserves                                                       $ 17,878       $ 14,705
 Alternative minimum tax credit carryforward                                            5,702          6,541
 Allowance for bad debts                                                                2,010          1,892
 Accrued vacation payable                                                               5,049          4,608
 Deferred compensation costs                                                            1,921          1,837
 Other                                                                                    215            149
- ------------------------------------------------------------------------------------------------------------
Total deferred tax assets                                                              32,775         29,732
- ------------------------------------------------------------------------------------------------------------
Deferred tax liabilities-
 Depreciation and other differences for plant and equipment                           (31,192)       (31,977)
 Accrued pension costs                                                                 (5,862)        (6,379)
 Prepaid tires                                                                         (5,303)        (5,198)
 Unearned revenue                                                                      (4,754)        (4,125)
- ------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                                        (47,111)       (47,679)
- ------------------------------------------------------------------------------------------------------------
Net deferred tax liabilities                                                         $(14,336)      $(17,947)
============================================================================================================

    The Company did not record any valuation allowances against deferred tax assets. In the opinion of management, the reversal of taxable temporary differences will allow the realization of the deferred tax assets.
    Alternative minimum tax was paid by the Corporation in 1991 when its alternative minimum tax liability exceeded the regular tax liability by $464,000. In 1992, the Corporation remained in an alternative tax position as the Corporation's alternative minimum tax benefit was less than its regular tax benefit by $1,668,000. In 1993, the Corporation was in a regular tax position and was able to partially utilize its existing alternative minimum tax credit carryforward. The cumulative alternative minimum tax in excess of regular tax of $5,702,000 at December 31, 1993 is available as a credit in future years when regular tax exceeds alternative minimum tax.

LONG-TERM DEBT:
- ------------------------------------------------------------------------------

Long-term debt at December 31, 1993 and 1992 consisted of the following (in thousands):

                                                                      1993                     1992
                                                           Long-Term       Current  Long-Term        Current
                                                             Portion       Portion    Portion        Portion
- ------------------------------------------------------------------------------------------------------------
6.25% Convertible Subordinated Debentures,
 due 2011, issued in April 1986                             $49,994      $       -    $49,994        $     -
Revolving credit agreements with banks                            -              -     18,000              -
9.40% Note - $365,000 due quarterly through
 January 1995 with balance of $545,000 due April 1995             -         2,370       2,370          1,460
7.25% to 8.125% Industrial Revenue Bonds due through
 1996, collateralized by certain terminal properties            236           294         530            294
Industrial Revenue Bonds due through October 2001,
 bearing interest at 65% to 88% of prime rate,
 collateralized by certain terminal properties                7,418           732       9,949            682
Industrial Revenue Bonds due through October 1998,
 bearing interest at 65.6% of prime rate plus 2%,
 collateralized by certain terminal properties                  740           188         905            188
8% to 10% Notes - due monthly through August 2003,
 collateralized by certain terminal properties and
 computer equipment                                             337            60         397             54
Capitalized Computer Leases expiring December 31,
 1997 with interest of 6.91%                                  6,372         1,846       8,198          1,830
Other (primarily borrowings against life insurance
 policies bearing interest at 7.40% to 11.75%)                6,079             4       5,489             17
- ------------------------------------------------------------------------------------------------------------
   Total                                                    $71,176      $  5,494     $95,832        $ 4,525
============================================================================================================

    The 6.25% Convertible Subordinated Debentures may be converted into common stock at $47.50 per share. The price of the common stock of the Corporation on the date of issue was $38.

                                    . . . .

                                                    CAROLINA FREIGHT CORPORATION

    The Corporation may redeem the debentures at a price of 101.875% declining to 100% at April 15, 1996. FASB 107, "Disclosures about Fair Value of Financial Instruments," requires that the fair value of the debentures be disclosed. The debentures had a quoted market value of $42,995,000 at December 31, 1993 and $39,245,000 at December 31, 1992. At December 31, 1993 the Corporation had other fixed rate obligations of $17,598,000. In the opinion of management, based on the borrowing rates currently available to the Corporation for loans with similar terms and maturities, the recorded amounts closely approximate fair value.
      At December 31, 1993, CFCC had a loan commitment of $25 million under an unsecured revolving credit agreement (credit agreement) with a group of banks. The credit commitment had been as high as $35 million during 1993 and it was reduced by $10 million on December 29, 1993. There was no indebtedness under the credit agreement as of December 31, 1993. As of December 31, 1992, indebtedness was $18 million. The maxi-mum amount outstanding under the agreement at any month-end, the average amount outstanding during the year, and the weighted average interest rates were (in thousands):

                                                          1993          1992          1991
- ------------------------------------------------------------------------------------------
Maximum amount outstanding at month-end                $35,000       $25,500       $27,500
Average amount outstanding                              27,592        22,668        22,705
Average interest rate                                      4.8%          4.4%          6.9%
- ------------------------------------------------------------------------------------------

      The agreement expires March 31,1994 (see Subsequent Event below) and carries a commitment fee of .375% of the unused commitment which was increased from .25% in June 1993.
      CFCC's credit agreement and the 9.40% note are currently unsecured. The credit and note agreements permit, with certain exceptions, the lenders to obtain pro rata security should CFCC create any liens on any of its assets. The agreements and certain industrial revenue bonds contain various covenants and restrictions. Requirements include maintenance of specified debt (including capital lease obligations) to equity and working capital ratios. Covenants also require maintenance of ratios for funded debt to cash flow, earnings coverage of fixed charges, and total liabilities to tangible net worth. The credit agreement states that the occurrence of a material adverse change in the Corporation's financial condition, as determined by the participating banks, is an event of default. If an event of default occurs, then the lenders may declare the outstanding borrowings under the credit agreement, the 9.40% note, certain other debt, and all interest thereon to be due and payable. The Corporation has guaranteed repayment of CFCC's debt. The guaranty contains certain restrictions including debt-to-equity ratios, cash flow and working capital requirements, and limitations on the payment of cash dividends. Under the most restrictive covenants of the agreements, future dividends of the Corporation are limited to approximately $3.7 million plus 50% of earnings, as defined, after December 31, 1993.
      The aggregate annual maturities of long-term debt for each of the five years ending December 31 are as follows: 1994-$5,494,000; 1995-$3,321,000;
1996-$4,001,000; 1997-$6,488,000; and 1998-$4,023,000.

SUBSEQUENT EVENT:
     On March 17, 1994, the Carolina Freight Carriers Corporation and Red Arrow Freight Lines entered into a new $45,000,000 revolving credit and letter of credit agreement with a group of banks. Under this agreement, which currently provides approximately $18,000,000 of revolving line of credit availability, $27,000,000 of letters of credit and expires June 30, 1996, substantially all of their revenue and service equipment, $45.8 million of their land and structures and the Corporation's customer receivables held by trust, are pledged as collateral. This agreement and existing agreements contain restrictions regarding the maintenance of specified debt, tangible net worth, and cash flow ratios. CFCC paid off the 9.40% note and $456,000 of certain other debt with amounts borrowed under this agreement. The interest rate for borrowings under this agreement will be, at the Corporation's option, the lead bank's base rate or another variable rate which fluctuates (in part) based on changes in certain financial ratios of the Corporation. This agreement states that the occurrence of a material adverse change in the Corporation's financial condition, as determined by the participating banks, is an event of default. If an event of default occurs, then the lenders may declare the outstanding borrowings under the agreement, certain other debt, and all interest thereon to be due and payable.

                                    . . . .

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS


EMPLOYEE RETIREMENT PLANS:
- -------------------------------------------------------------------------------

The Corporation has three pension plans to provide retirement benefits to employees not covered by collective bargaining agreements.
        The following Table sets forth the defined benefit plans' funded status at December 31
(in thousands):

                                                                           1993          1992
- ---------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations -
 Vested benefits                                                       $ 51,594      $ 46,292
 Nonvested benefits                                                       2,636         2,664
- ---------------------------------------------------------------------------------------------
 Accumulated benefit obligations                                         54,230        48,956
 Effect of projected future compensation levels                          13,950        13,892
- ---------------------------------------------------------------------------------------------
Projected benefit obligations                                            68,180        62,848
Plans' assets at fair market value                                       73,046        66,319
- ---------------------------------------------------------------------------------------------
Plans' assets in excess of projected benefit obligations               $  4,866      $  3,471
=============================================================================================
Consisting of -
 Unrecognized net assets at January 1, 1986 net of
   amortization over 13-19 years                                       $  2,636      $  3,134
 Unrecognized net gain due to past experience
   different from assumptions made                                       13,356         5,515
 Less: Unfunded accrued pension cost                                    (11,126)       (5,178)
- ---------------------------------------------------------------------------------------------
    Total                                                              $  4,866      $  3,471
=============================================================================================

    The plans' assets consist primarily of corporate stocks, United States government securities, common trust bond funds, and real estate investments. The plans hold 94,234 shares of the Corporation's common stock. A 7.5% weighted average discount rate and a 5.5% rate of increase in future payroll costs were used in determining the actuarial present value of the projected benefit obligations. The expected long-term rate of return on assets was 7.5%.
    The net periodic pension cost of defined benefit plans includes the following components (in thousands):

                                                             1993          1992          1991
- ---------------------------------------------------------------------------------------------
Service costs (benefits earned during the year)           $ 4,466       $ 4,447     $   4,317
Interest cost on projected benefit obligations              4,686         4,619         4,009
Actual return on plan assets                               (8,135)       (3,921)      (13,244)
Net amortization and deferral                              (2,225)       (2,977)        7,661
- ---------------------------------------------------------------------------------------------
Net periodic pension cost                                 $ 3,242       $ 2,168     $   2,743
=============================================================================================

    An additional benefit plan provides certain death and retirement benefits for the officers and directors of the Corporation. As of December 31, 1993, the projected and accumulated benefit obligations of the plan were $2,651,000, of which $2,482,000 represented vested benefits. The plan is not funded; however, the Corporation has accrued a liability in an amount approximating the projected benefit obligation. The unrecognized net liability and unrecognized net gain components of the above are not significant. The Corporation has purchased insurance on the participants' lives (face coverage amount - $14,282,000) which will effectively be used to fund the payment of plan benefits. The Corporation is the owner and beneficiary of these policies.

                                    . . . .

                                                    CAROLINA FREIGHT CORPORATION

      The Corporation has an Executive Deferred Compensation Plan agreement with certain directors and officers. Under the plan the participants are guaranteed a minimum of 12% annual return on compensation deferred with payments beginning upon retirement of the participants. The Corporation has purchased insurance on the participants' lives (face coverage amount - $5,958,000) which will be used to fund the payment of plan benefits. The Corporation is owner and beneficiary of the policies.
      CFCC and Red Arrow contributed $30,810,000 in 1993, $28,343,000 in 1992, and $27,008,000 in 1991 to multi-employer pension plans for employees covered by collective bargaining agreements.
      As discussed in the Summary of Significant Accounting Policies, the Corporation adopted SFAS No. 106, "Employees' Accounting for Post-Retirement Benefits Other than Pensions," effective January 1, 1992. Until July 1, 1993 employees retiring from the Corpo-ration after attaining age 62 who had rendered at least 12 years of service to the Corporation were entitled to post-retirement health care and dental benefit coverage until age 65. These benefits are subject to deductibles and other limitations. This program was discontinued effective with retirements after July 1, 1993. The accumulated post-retirement benefit obligation at January 1, 1992 of $920,000 (net of related income taxes of $350,000) was recognized by the Corporation as a cumulative effect of a change in accounting principle in 1992. This change decreased 1992 net earnings by $570,000 or $.09 per share. The pro forma effects of retroactive application of the change on the financial statements for the years prior to 1992 have not been presented because implementing the new accounting method would not have a material effect on earnings reported for 1991.
      In determining the present value of the accumulated post-retirement benefit obligations, the company used a 14% health care cost trend rate for 1993 and 1992 decreasing 1% per year after 1993 until leveling off at 5%. A 1% increase in the trend rate would increase the accumulated benefit obligation as of December 31, 1993 and 1992 by approximately 2%. The weighted average discount rate used in calculating the obligation for 1993 and 1992 was 7.5%.
      On September 1, 1992 the Corporation offered a Retirement Incentive Program to eligible employees which provided for enhanced pension benefits and extended health care, dental coverage and life insurance until age 65. Of the 172 individuals eligible, 112 elected to participate prior to its expiration in late 1992. The implementation of the Retirement Incentive Program resulted in a nonrecurring charge of $4,408,000 in 1992, which is comprised of a $3,331,000 increase in the post-retirement benefit obligation and $1,077,000 increase in the net pension liability. The Corporation's post-retirement benefit obligations are not funded.
      In November 1992, the Financial Accounting Standards Board issued a new standard on accounting for post-employment benefits (FASB 112). This standard requires that the expected costs of these benefits be charged to expense during the years that the employees render service. This is a change from the Corporation's current policy of recognizing these costs as they are incurred. The Corporation intends to comply with these rules in fiscal 1994. Management has not yet determined the effect that the change in accounting will have on the Corporation's reported financial position and results of operations.

CAPITAL STOCK:
- -------------------------------------------------------------------------------

The 4% cumulative preferred stock is redeemable by the Corporation, in whole or in part, at any time at $104 per share plus accrued dividends. There are no dividends in arrears on the preferred stock. The Corporation has established four incentive stock option plans for its key personnel. These plans allow for acceleration of option exercises in the event of a change in control of the Corporation.
                                    . . . .

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

      A summary of changes in stock options for the three-year period ended December 31, 1993 follows:

                                                                          Price     Number of
                                                                         Ranges        Shares
- ---------------------------------------------------------------------------------------------
Under option at December 31, 1990
 (224,960 shares exercisable)                                    14.50 to 34.38       379,370
 Granted                                                                  16.38         2,000
 Exercised                                                       17.25 to 18.63        (2,000)
 Lapsed                                                          18.63 to 25.88       (34,020)
Under option at December 31, 1991
 (243,915 shares exercisable)                                    14.50 to 34.38       345,350
 Granted                                                                  20.00         1,000
 Lapsed                                                          14.50 to 19.63       (12,350)
Under option at December 31, 1992
 (274,780 shares exercisable)                                    16.38 to 34.38       334,000
 Granted                                                         13.38 to 14.50       314,250
 Lapsed                                                          17.31 to 20.00       (65,800)
 Cancelled                                                       16.38 to 34.38      (164,400)
Under option at December 31, 1993
 (215,300 shares exercisable)                                    13.38 to 19.63       418,050
- ----------------------------------------------------------------------------------------------

At December 31, 1993, 482,538 shares were reserved for issuance under the stock option plan.

LEASES, COMMITMENTS AND CONTINGENCIES

The Corporation leases certain terminals and equipment under operating lease agreements expiring at various dates through 2000. Aggregate future minimum rentals payable under these operating leases are as follows (in thousands):

- ---------------------------------------------------------------------------------------------
1994                                                                                  $ 7,554
1995                                                                                    5,940
1996                                                                                    5,291
1997                                                                                    3,337
1998                                                                                    1,044
1999-2000                                                                                 201
- ---------------------------------------------------------------------------------------------
Total                                                                                 $23,367
=============================================================================================

    The Corporation is contingently liable under letters of credit for $37,065,000 in connection with its insurance programs and industrial revenue bond terminal financings. As of December 31, 1993, the Corporation has pledged approximately $10,150,000 of temporary investments as collateral under such letter of credit arrangements. The letters of credit serve to guarantee the payment of insurance claims by CFCC, GITC, Red Arrow and MCI, which are provided for on their respective balance sheets.
    Carolina Freight Carriers Corporation has been named by the Environmental Protection Agency and by several state environmental agencies as a potentially responsible party at six federal and state Superfund sites. CFCC's exposure in these matters is either de minimis or is not expected to be material.
    The Corporation is involved in various litigation arising in the normal course of business. In the opinion of management, the ultimate recovery or liability, if any, resulting from such matters will not materially affect the financial position or results of operations of the Corporation.

RECOGNITION OF REVENUE:
- -------------------------------------------------------------------------------

As discussed in the Summary of Significant Accounting Policies, the Corporation changed its revenue recognition policy effective January 1, 1992. The cumulative effect of this change in accounting principle created an after-tax charge of approximately $1,800,000 or $.27 per share in the first quarter of 1992 and is reported as part of the cumulative effect of changes in accounting principles in the 1992 consolidated statements of earnings. If the Corporation had reported its 1991 operating results using the percentage-of-completion method for the full year, net earnings would have been reduced by $959,000 or $.15 per share.

                                    . . . .

                                                    CAROLINA FREIGHT CORPORATION

SUMMARY OF QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
- -------------------------------------------------------------------------------

The following table presents certain financial information for each quarter during 1993 and 1992 (in thousands except per share data):

                                                                             1993
- -------------------------------------------------------------------------------------------------------
                                                       First     Second      Third     Fourth     Total
- -------------------------------------------------------------------------------------------------------
Operating revenue                                    $187,331   $196,773  $198,557   $262,689  $845,350
Operating income                                        1,357      1,403     1,159      1,119     5,038
Net loss                                                 (390)      (548)   (1,583)    (1,641)   (4,162)
- -------------------------------------------------------------------------------------------------------
Loss per share                                       $   (.06)  $   (.09) $   (.24)  $   (.26) $   (.65)
- -------------------------------------------------------------------------------------------------------

                                                                             1992
- -------------------------------------------------------------------------------------------------------
                                                        First     Second     Third     Fourth     Total
- -------------------------------------------------------------------------------------------------------
Operating revenue                                    $172,117   $183,898  $185,862   $259,261  $801,138
Operating income (loss)                                   963      2,481     2,051     (6,110)     (615)
Net earnings (loss) before cumulative effect
 of changes in accounting principles                     (600)       290        77     (5,955)   (6,188)
Cumulative effect of changes in
 accounting principles                                  9,836          -         -          -     9,836
Net earnings (loss)                                     9,236        290        77     (5,955)    3,648
- -------------------------------------------------------------------------------------------------------
Net earnings (loss) per share before cumulative
 effect of changes in accounting principles          $  (0.10)   $   .04      $.01   $   (.91) $   (.96)
Cumulative effect of changes in
 accounting principles                                   1.50          -         -          -     1 .50
Earnings (loss) per share                                1.40        .04        01       (.91)      .54
- -------------------------------------------------------------------------------------------------------

    The Corporation's fiscal year consists of three quarters of 12 weeks each and a final quarter of 16 weeks.


      REPORT OF INDEPENDENT
        PUBLIC ACCOUNTANTS



To the Board of Directors and Stockholders of Carolina Freight Corporation:
    We have audited the accompanying consolidated balance sheets of Carolina Freight Corporation (a North Carolina corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of earnings, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolina Freight Corporation and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.
    As discussed in the notes to the consolidated financial statements, effective January 1, 1992, the Corporation changed its methods of accounting for revenue recognition, post-retirement benefits other than pensions, and income taxes.

Charlotte, North Carolina,                                 Arthur Andersen & Co.
January 31, 1994 (except with respect to the matter discussed in the Subsequent Event footnote, as to which the date is March 17, 1994).

                                    . . . .
                                       37